[LETTERHEAD OF WATTS, GRIFFIS AND MCOUAT LIMITED]

EXHIBIT 23.4

March 30, 2007

LETTER OF CONSENT

Lundin Mining Corporation

I, Stephen B. Cheeseman, refer to the Annual Report on Form 40-F of Lundin Mining Corporation dated April 2, 2007 (including all exhibits, the "Annual Report").

I hereby consent to the use of the Watts, Griffis and McOuat Limited report titled “A Technical Review of the Galmoy Mine and Prospecting Licences Held by Arcon in the Irish Midlands-Republic of Ireland for Lundin Mining Corporation,” dated April 22, 2005, and the report title “A Technical Review of the Zinkgruvan mine in South-Central Sweden for South Atlantic Ventures” dated March 13, 2004, of which I am an author, and the appearance of my name in the Annual Report.

Yours very truly,

/s/  Stephen B. Cheeseman

Per:

Stephen B. Cheeseman, B. Sc., P. Geo.

MK/ls

Dated:  March 30, 2007